UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Dawson Geophysical Company
(Name of Subject Company)

Dawson Geophysical Company
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

239360100
(CUSIP Number of Class of Securities)

Stephen C. Jumper
Chairman of the Board, President and Chief Executive Officer
Dawson Geophysical Company
508 West Wall, Suite 800
Midland, Texas 79701
(432) 684-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of the Person Filing Statement)

Copies to:

Grant Everett Baker Botts L.L.P. 2001 Ross Avenue, Suite 900 Dallas, TX 75201 (214) 953-6500	Michael S. Telle Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, TX 77002 (713) 758-2222

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on November 1, 2021 (together with any amendments and supplements hereto, including this Amendment No. 1, the “Schedule 14D-9”) by Dawson Geophysical Company, a Texas corporation (“Dawson Geophysical” or the “Company”). The Schedule 14D-9 relates to the tender offer by WB Acquisitions Inc. (the “Offeror”), a Delaware corporation and a subsidiary of Wilks Brothers, LLC (“Parent”), a Texas limited liability company, on behalf of Parent, to purchase, subject to certain conditions, all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Dawson Geophysical, at a purchase price of $2.34 per Share in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 1, 2021 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1) to the Schedule 14D-9 and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(2) to the Schedule 14D-9, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer,” pursuant to the Agreement and Plan of Merger, dated as of October 25, 2021, by and among Parent, the Offeror and the Company.

Except to the extent specifically provided in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

This Amendment No. 1 is being filed to amend and supplement Item 9 of the Schedule 14D-9 as reflected below.

Item 9.                Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(10)	Press Release and Letter to Shareholders, dated November 16, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

DAWSON GEOPHYSICAL COMPANY

By:	/s/ Stephen C. Jumper
Name:	Stephen C. Jumper

Title:	Chairman, President and Chief Executive Officer

Dated: November 16, 2021